Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

June 26, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Ms. Maryse Mills-Apenteng

Re:

First Source Data, Inc.

Registration Statement on Form SB-2

Filed April 20, 2006

File Number: 333-131621

Dear Ms. Mills-Apenteng:

I am securities counsel for First Source Data, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment 2 to the Form  SB-2 Registration Statement, File No. 333-131621, together with certain exhibits thereto (the “Registration Statement”).

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letters dated May 18, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.

Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amended filings must be marked to identify paragraphs where changes were made.

Response 1.

The Company will comply with the Staff’s comment.

Cover Page

Comment 2.

Please relocate the second paragraph that begins “We do not intend to engage in private placement transactions...” so that it does not appear on the cover page.

Response 2.

The Company has made the revision requested by the Staff.

Risk Factors, page 5

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

We have limited cash and if we are unable to raise additional capital . . . page 6

Comment 3.

Please refer to prior comment 12. Please revise the subheading to state the number of months your limited cash will fund your plan of operations. In addition, in the risk factor discussion, disclose how much money you will need to raise to fully fund 12 months of operations.

Response 3.

The Company has made the revisions requested by the Staff.

If we cannot obtain additional financing, we may have to . . . page 6

Comment 4.

Please refer to prior comment 13. We note your revisions to the first risk factor relating to the going concern opinion and that you removed from the subheading the reference to the auditors’ going concern opinion. Revise the subheading to refer specifically to the auditors’ going concern opinion and expand the discussion to state specifically the risk(i.e., that although the financial statements raise substantial doubt about your ability to continue as a going concern, they do not reflect any adjustments that might result if you are unable to continue your business).

Response 4.

The Company has made the revisions requested by the Staff.

Determination of Offering Price, page 11

Comment 5.

Please refer to prior comment 21. Please revise this section so that it begins by addressing how you determined the price range indicated on the cover page of between $0.10 and $0.40 per share. Remove the reference to the price used for calculating the registration fee since you have set an offering price range.

Response 5.

The Company has deleted the reference on the Cover Page.  The Company believes the selling shareholders will sell the shares of its common stock at market prices.

Comment 6.

Further, your statement that it is not currently possible to determine the price at which the shares covered by the registration statement may be sold is inconsistent with your cover page disclosure indicating that shares will be sold initially within the price range set by you and at prevailing market prices once the shares are quoted on the OTC Bulletin Board.

Response 6.

The Company has deleted the reference on the Cover Page.  The Company believes the selling shareholders will sell the shares of its common stock at market prices.

Business, page 19

Comment 7.

Please revise the disclosure so that it is clear from the initial reference to the AdMeUp Network that this component of the self-service online marketing suite is in the development stage and is not yet available to customers. As currently drafted, it is not clear that this multi-tiered system is a work in progress until the end of the discussion.

Response 7.

The Company has made the revision requested by the Staff.

Competition, page 22

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 8.

In the first paragraph on page 22, you state that the industry in which you compete is the “online marketing and advertising industry” and that you can be differentiated from your competitors by your focus on “the online segment of the industry.” To the extent that the industry is limited to “online” marketing and advertising, it is unclear how this could be a distinguishing feature. Please advise or revise.

Response 8.

The Company has deleted the reference to “online” marketing and advertising..

Comment 9.

You have identified as your competitors such companies as Accenture, PricewaterhouseCoopers, MSN and Google, whose product and service offerings and revenues far exceed your own. You further state that you have “hundreds or thousands of competitors.” Please expand the disclosure to clarify on what basis you believe you compete with such companies for market share and your competitive position vis-à-vis the companies you have identified. Alternatively, revise the disclosure to describe more precisely the narrow market niche in which you operate and the subset of companies with which you compete, or expect to compete, on a direct basis.

Response 9.

The Company has made the revisions requested by the Staff.

Comment 10.

Please disclose the source(s) of the statistics you cite regarding the growth and spending in the online advertising industry. In addition, please provide us with a marked copy of the reports and tell us whether the information is publicly available at nominal or no cost.

Response 10.

The Company has made the revisions requested by the Staff.  The sources of the statistic indicating revenue growth of over 15% in recent years are the PriceWaterhouse Coopers IAB Internet Advertising Revenue Reports for full-years 2004 and 2005, located online at:

http://www.iab.net/resources/adrevenue/pdf/IAB_PwC_2004full.pdf and http://www.iab.net/resources/adrevenue/pdf/IAB_PwC_2005.pdf respectively.

The Company will forward under separate cover copies of these reports marked up to identify the referenced statistics.

Plan of Operation, page 25

Comment 11.

Please refer to prior comment no. 35. It appears from the revised disclosure that both the “proprietary marketing model” and “proprietary online affiliate system” refer to the AddMeUp Network. Employing three different terms, whose meaning is not evidence from the references, may be confusing to the reader. Please revise to select one of these terms to facilitate investor understanding.

Response 11.

The Company has made the revisions requested by the Staff.

Summary Compensation Table, page 29

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 12.

Please refer to prior comment no. 43.  Please clarify what you mean by your statement that you issued 120,000 shares of common stock to Mr. Mawji, “partly in return for his services and partly for cash.” Was Mr. Mawji paid 120,000 shares in addition to the $9,770 cash payment?

Response 12.

The Company has made the revision requested by the Staff.

Comment 13.

We note that the information in the summary compensation table is as of April 30, 2005. Please update the table to include information as of April 30, 2006, your most recent year end. Please see Corporation Finance Telephone Interpretation J.8B.

Response 13.

The Company has made the revision requested by the Staff.

Exhibits

Comment 14.

Please file the share subscription agreements entered into with the selling shareholders as exhibits to the registration statement. See Item 601(b)(10)(i)(A) of Regulation S-B.

Response 14.

The Company has filed the form share subscription agreement used in connection with the share purchases by all selling shareholders.  The same form was used in all of the sales.

Comment 15.

Also file as exhibits to the registration statement the consulting agreements between Messrs. Lavallee, Diatchine and Gazova.

Response 15.

The Company has filed the Web Hosting Service Agreement dated January 1, 2005 and the Programming Services Agreement with Lenka Gazova dated January 1, 2006. The Company does not have a consulting agreement with Messrs. Lavallee and Diatchine because it retained their services by oral communication. Mr. Diatchine does not provide consulting services to the Company on an ongoing basis and only provided services during the initial stages of the Company.  The Company has issued payment to Mr. Lavallee after receiving invoices for his performance of previously agreed upon services, which were quoted verbally on a lump sum or hourly basis, depending on the specific tasks provided.

Financial Statements

General

Comment 16.

Revise to include updated financial statements. See Item 310(g) of Regulation  S-B.

Response 16.

The Company has made the revision requested by the Staff.

Interim Financial Statements

Notes to Financial Statements

Note 14. Other Receivables, page F-34

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Comment 17.

Based on the descriptions provided in your footnote, it appears that certain of the items reported under this balance sheet caption appear to be more in the nature of prepayments or deposits than receivables. In view of this, describe for us the specific nature of each item reported under this caption. Explain your basis for characterizing each item as a receivable.

Response 17.

The items were characterized as receivables in error. The Company has revised its treatment of these items in the financial statements for the period ending April 30, 2006.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for First Source Data, Inc.

cc:

First Source Data, Inc.